Exhibit 99.1

AURINIA PHARMACEUTICALS INC.
Notice of Annual General Meeting of Shareholders
NOTICE is hereby given that the Annual General Meeting (the "Meeting") of shareholders of Aurinia Pharmaceuticals Inc. (the "Company") will be held at the Westin Calgary, 320 4 Ave SW, Calgary, Alberta T2P 2S6, on Wednesday, June 26, 2019, at 10:00 AM, Mountain Time, for the following purposes:

1.	to fix the number of directors at eight;

2.	to elect the directors for the ensuing year;

3.	to receive the audited consolidated financial statements of the Company for the financial year ended December 31, 2018, and the report of the auditors thereon;

4.	to re-appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of the Company;

5.	to consider a non-binding advisory "say on pay" resolution regarding the Company’s approach to executive compensation; and

6.	to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Management of the Company is soliciting proxies on the accompanying YELLOW proxy or YELLOW voting instruction form. Shareholders who are unable to attend the Meeting are requested to vote and submit their YELLOW proxy or YELLOW voting instruction form in advance so that as large a representation of shareholders as possible may be had at the Meeting. Specific details of the matters being put before the Meeting are set forth in more detail in the accompanying management information circular. Your vote is important to us, regardless of the number of shares held. Please vote your YELLOW proxy or YELLOW voting instruction form today.
A special committee of the board of directors of the Company (the "Board") has determined that only holders of record of the common shares of the Company at the close of business on May 9, 2019 will be entitled to vote in respect of the items set out in this notice of meeting at the Meeting. If you are a registered shareholder, your YELLOW proxy must be returned to the Company’s transfer agent, Computershare Investor Services Inc., Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 by 10:00 AM, Mountain Time, on Monday, June 24, 2019 or, if the Meeting is adjourned or postponed, by not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date for the reconvened meeting. Failure to properly complete or deposit a proxy may result in its invalidation. If you are a non-registered shareholder, the intermediary (usually a bank, trust company, broker, securities dealer or other financial institution) through which you hold common shares of the Company will send you instructions on how to vote your common shares at the Meeting.

Please note that ILJIN SNT Co. Ltd. (“ILJIN”) has stated its intention to nominate four nominees for election as directors at the Meeting. You may receive solicitation materials from ILJIN seeking your proxy to vote for its nominees. The Company is not responsible for the accuracy of any information provided by, or relating to, ILJIN or its nominees contained in any proxy solicitation materials filed or disseminated by, or on behalf of, ILJIN or any other statements that ILJIN may otherwise make.
Management is soliciting proxies for the election to the Board the persons named on the YELLOW proxy and urges you NOT to sign or return or vote any proxy card sent to you by ILJIN. If you have already voted using a proxy card sent to you by ILJIN, you can recast your vote using the Company's YELLOW proxy prior to the proxy voting deadline or you can revoke it by an instrument in writing executed by you or by your attorney duly authorized in writing, or if you (as a shareholder) are a corporation, executed under your corporate seal or by an officer or attorney duly authorized in writing, and deposited with the Company, c/o Computershare at the address set out above, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of that Meeting, or with the Chair of the Board on the day of the Meeting, at the Meeting or any adjournment thereof, before any vote is cast under such proxy’s authority. Non-registered shareholders should closely follow the instructions provided to them from their intermediary.
You should carefully follow the instructions received from your intermediary to make sure that your common shares of the Company are represented and voted at the Meeting.
DATED this 29th day of May, 2019.
BY ORDER OF A SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS
/s/ Peter Greenleaf                        Peter Greenleaf
Director and Chief Executive Officer